FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2017

Commission File Number: 001-13240

Enel Generación Chile

Enel Generation Chile

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2016

(Amounts expressed in millions of Chilean Pesos)

▪  Net earnings attributable to the shareholders of Enel Generación Chile increased from Ch$ 392,868 million as of December 2015 to Ch$ 472,558 million as of December 2016, which equals a 20% increase.

▪  Net electricity generation amounted to 17,564 GWh, 4% less than the figure as of December 2015.  This level of generation was primarily due to lower hydro generation (- 2,764 GWh) as a consequence of the drought that has affected the southern region of the country, which was offset by higher thermal generation (+2,065 GWh) explained by greater availability of the Bocamina and San Isidro power plants during 2016.

▪  Physical sales increased 1% (+ 131 GWh) reaching 23,689 GWh, due to greater sales to regulated customers related to higher demand during the last year.

▪  Operating revenues improved 8% totaling Ch$ 1,659,727 million, due to greater physical sales to regulated customers and a higher average energy sales price.

▪  Procurement and services costs increased 2% reaching a total Ch$ 895,060 million as of December 2016.

▪  On August 31, 2016, the Company decided to relinquish the water rights related to the Bardón, Chillán 1 and 2, Futaleufú, Huechún and Puelo hydroelectric projects leading to a Ch$ 35,384 million asset write-off loss related to such projects. Also, at the end of 2016, the Company decided to write off the investment on two thermal projects, Tames 2 and Totoralillo, resulting in a Ch$ 1,096 million loss.

▪  As a result of the factors previously mentioned, EBITDA of Chilean operations increased 15% in 2016, reaching a total Ch$ 594,772 million.

▪  Net financial result amounted to a Ch$ 35,678 million loss, which compares favorably to the Ch$ 114,252 million loss booked for 2015, mostly explained by positive exchange rate differences.

▪  On September 14, 2016, Enel Generación Chile S.A. sold its shares in GNL Quintero S.A. for Ch$ 132,821 million. This divesture is part of the Group’s process of selling non-core business assets.

▪  On October 4, 2016, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. approved changing the Company’s name to “Enel Generación Chile S.A.”  This new name became effective legally on October 18, 2016.

• 1 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

FINANCIAL SUMMARY

▪  Indebtedness of the company decreased by US$ 2 million when compared to December 2015, amounting to US$ 1,273 million as of December 2016.

▪  The average interest rate -a significant cost factor- was 5.8%, very similar to the figure for 2015.

▪  Liquidity, a critical factor of our financial management, remains solid:

•          Undrawn committed credit line: US$ 512 million.

•          Cash and cash equivalents: US$ 171 million.

• 2 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

I.- Consolidated Income Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders Meeting of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) agreed to approve the division of the Company, subject to complying with certain conditions precedent. A new publicly held company would arise from the division of Empresa Nacional de Electricidad S.A. to be named Endesa Américas S.A. and would be assigned the equity interests, assets and liabilities owned by Empresa Nacional de Electricidad S.A. outside Chile.

On March 1, 2016, having met the conditions precedent, the division of Empresa Nacional de Electricidad S.A. was materialized and on that same day Endesa Américas S.A. was incorporated. As of December 1, 2016, Endesa Américas merged with Enel Américas.

Based on the abovementioned, and the Financial Information Reporting Standards, the revenues and expenses of the generation business outside Chile for the two month period ended February 29, 2016, are presented as “Profit (losses) from discontinued operations” of the comprehensive consolidated income statement.

For comparative purposes, this method of presentation has also been applied to the 2015 year end results, therefore restating the comprehensive consolidated income statement approved previously.

For further information, see note 4.2 of Enel Generación Chile S.A. consolidated financial statements as of December 31, 2016.

• 3 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

1. - Net Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile S.A., as of December 31, 2016 amounted to Ch$ 472,558 million, compared to Ch$ 392,868 million for the previous year.

The following table shows comparative figures of continued operations for each item of the income statement as of December 31, 2016 and 2015:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (Million Ch$)	2016	2015	Chg	Chg %

REVENUES	1,659,727	1,543,810	115,917	8%
Sales	1,639,960	1,539,977	99,983	6%
Other operating revenues	19,767	3,833	15,934	416%
PROCUREMENT AND SERVICES	(895,060)	(880,891)	(14,169)	2%
Energy purchases	(335,732)	(320,732)	(15,000)	5%
Fuel consumption	(295,149)	(327,503)	32,354	(10%)
Transportation expenses	(192,503)	(179,691)	(12,812)	7%
Other variable procurement and services costs	(71,676)	(52,965)	(18,711)	35%
CONTRIBUTION MARGIN	764,667	662,919	101,748	15%
Other work performed by entity and capitalized	9,758	15,251	(5,493)	(36%)
Employee benefits expense	(60,350)	(70,969)	10,619	(15%)
Other fixed operating expenses	(119,303)	(90,340)	(28,963)	32%
GROSS OPERATING INCOME (EBITDA)	594,772	516,861	77,911	15%
Depreciation, Amortization	(132,600)	(124,836)	(7,764)	6%
Reversal of impairment profit	(30,786)	9,794	(40,580)	(414%)
OPERATING INCOME	431,386	401,819	29,567	7%
NET FINANCIAL EXPENSE	(35,678)	(114,252)	78,574	(69%)
Financial income	6,151	235	5,916	2517%
Financial costs	(55,702)	(64,207)	8,505	(13%)
Gain (Loss) for indexed assets and liabilities	607	3,600	(2,993)	(83%)
Foreign currency exchange differences, net	13,266	(53,880)	67,146	(125%)
OTHER NON-OPERATING RESULTS	129,369	12,920	116,449	901%
Share of profit (loss) of associates accounted for using the equity method	7,878	8,905	(1,027)	(12%)
Net Income From Other Investments	121,457	4,309	117,148	2719%
Net Income From Sale of Assets	34	(294)	328	(112%)
NET INCOME BEFORE TAXES	525,077	300,487	224,590	75%
Income Tax	(83,217)	(76,656)	(6,561)	9%
NET INCOME FROM CONTINUING OPERATIONS	441,860	223,831	218,029	97%
Net income (Loss) from discontinued operations after taxes	79,572	411,190	(331,618)	(81%)
NET INCOME	521,432	635,021	(113,589)	(18%)

NET INCOME	521,432	635,021	(113,589)	(18%)
Owners of parent	472,558	392,868	79,690	20%
Non-controlling interest	48,874	242,153	(193,279)	(80%)
Earning per share (Ch$ /share)	57.62	47.90	9.72	20%

Earning per share from continuing operations (Ch$ /share)	52.77	25.89
Earning per share from discontinued operations (Ch$ /share)	4.85	22.01
Earning per share (Ch$ /share)	57.62	47.90
Weighted average of ordinary shares outstanding	8,201,754,580	8,201,754,580

• 4 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

Operating Income

The operating income as of December 31, 2016 was Ch$ 431,386 million, greater than the Ch$ 401,819 million booked the previous period. EBITDA increased by Ch$ 77,911 million reaching Ch$ 594,772 million as of December 31, 2016.

This better performance was explained by a Ch$ 115,917 million growth in operating revenues, equivalent to an 8% increase, mainly due to:

-       An increase in energy sales amounting to Ch$ 41,870 million, due to higher physical sales (+131 GWh), mostly to regulated customers, and higher average energy sales prices.

-       An increase in gas sales amounting to Ch$ 40,647 million.

-       An increase in tolls and other services amounting to Ch$ 17,767 million.

-       An increase in other operating revenues due to (i) commodity derivatives that increased Ch$ 8,974 million and (ii) insurance coverage revenue related to the Central Tarapacá claim amounting to Ch$ 6,512 million.

The cost of fuel consumption declined Ch$ 32,354 million, mainly due to a lower average price of fuel, given the lower international price of commodities, and the replacement of LNG dispatch with coal dispatch, primarily as a consequence of the greater availability of Bocamina facilities.

Payroll expenses declined Ch$ 5,126 million mainly resulting from a reduction in the number of employees.

The abovementioned was partially offset by:

-       An increase in energy purchases amounting to Ch$ 15,000 million due to greater volume (+ 861 GWh). Worth highlighting, among other factors, is the replacement of LNG dispatch with coal dispatch which caused a reduction in the average marginal cost of the system when compared to 2015, allowing to partially offset the greater volume of spot market purchases in 2016.

-       An increase in other procurement and services costs amounting to Ch$ 18,711 million primarily explained by the Ch$ 31,913 million higher costs of the gas commercialization business. These higher costs were offset by the Ch$ 15,867 million lower costs resulting from the agreement with AES Gener, which allows the use of LNG available of Enel Generación Chile in the Nueva Renca combined cycle power plant.

-       An increase in transportation and other services costs amounting to Ch$ 12,812 million.

-       An increase in other fixed operating expenses amounting to Ch$ 28,963 million mainly explained by the write off of assets related to the Bardón, Chillán 1, Chillán 2, Futaleufú, Huechún and Puelo hydroelectric projects. The write off amounted to Ch$ 35,384 million and was a consequence of the Company’s decision to relinquish the water rights related to such projects.

• 5 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

The arguments behind this decision were, among others, the high annual cost of maintaining water rights without using them, the fact that carrying out these projects lacked technical and economic feasibility, and that the support by local communities was insufficient.

On the other hand, at the end of 2016, the Company decided to write off the total capitalized investment of two thermal projects, Tames 2 and Totoralillo, which took place within the framework of the tender process of fiscal land carried out by the Ministry of National Assets in 2013. The write-off amounted to Ch$ 1,096 million and resulted from taking into consideration the current conditions of the Chilean electricity market, the future perspectives for this type of technology (steam-coal) and the high cost of its development, which together make these projects less attractive. The Company also booked a Ch$ 2,245 million provision for fines that must be paid for giving up the concessions related to these projects.

-       An increase in depreciation and amortization amounting to Ch$ 7,764 million, resulting from an increase in the investments that became operational.

-       An increase in impairment costs amounting to Ch$ 40,580 million, mainly explained by (i) increase in provisions related to certain Non-Conventional Renewable Energy (NCRE) projects of Ch$ 4,056 million; (ii) recognition of provisions related to Neltume and Choshuenco of Ch$ 20,459 and Ch$ 3,748, respectively; and (iii) the Ch$ 12,578 million reversal of provisions booked in 2015 related to Central Tarapacá assets.

Revenues, costs and operational results of continuing operations as of December 31, 2016 and 2015 are shown below:

OPERATING INCOME (Continuing Operations)	2016			2015
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile	1,549,029	(1,315,619)	233,410	1,407,825	(1,264,185)	143,640
Empresa Eléctrica Pehuenche S.A.	155,569	(38,780)	116,789	193,190	(42,575)	150,615
Gas Atacama Chile and subsidiaries	378,467	(299,313)	79,154	183,015	(136,655)	46,360
Compañía Electrica tarapaca and subsidiaries (1)	-	-	-	238,431	(177,206)	61,225
Consolidation adjustments	(423,338)	425,371	2,033	(478,651)	478,630	(21)

Total Consolidation	1,659,727	(1,228,341)	431,386	1,543,810	(1,141,991)	401,819

(1)     The merger of Compañía Eléctrica Tarapacá S.A. and Gas Atacama Chile S.A., the continuing entity, became effective on November 1, 2016.

Energy sales of Enel Generación Chile and its subsidiaries as of December 31, 2016 and 2015 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	2016	2015

Sales to regulated customers	1,180,043	1,081,142
Sales to unregulated customers	234,642	243,597
Sales at spot market	102,003	150,079

Total energy sales	1,516,688	1,474,818

• 6 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

Non-Operating Income

Non-operating income as of December 31, 2016 and 2015 are summarized below:

NON-OPERATING INCOME (Million Ch$)	2016	2015	Chg	Chg %

NET FINANCIAL RESULT	(35,678)	(114,252)	78,574	(69%)
Financial income	6,151	235	5,916	2517%
Financial costs	(55,702)	(64,207)	8,505	(13%)
Gain (Loss) for indexed assets and liabilities	607	3,600	(2,993)	(83%)
Foreign currency exchange differences, net	13,266	(53,880)	67,146	(125%)
OTHER NON-OPERATING RESULTS	129,369	12,920	116,449	901%
Share of profit (loss) of associates accounted for using the equity method	7,878	8,905	(1,027)	(12%)
Net Income From Other Investments	121,457	4,309	117,148	2719%
Net Income From Sale of Assets	34	(294)	328	(112%)
NET INCOME BEFORE TAXES	525,077	128,010	397,067	310%
Income Tax	(83,217)	(76,656)	(6,561)	9%
NET INCOME	441,860	51,354	390,506	760%
Net income (Loss) from discontinued operations after taxes	79,572	411,190	(331,618)	(81%)
NET INCOME	521,432	462,544	58,888	13%

NET INCOME	521,432	635,021	(113,589)	(18%)
Owners of parent	472,558	392,868	79,690	20%
Non-controlling interest	48,874	242,153	(193,279)	(80%)

Net Financial Result

The financial result as of December 31, 2016 reached a Ch$ 35,678 million loss which represents a Ch$ 78,574 million improvement when compared to the same period of 2015. The aforementioned is mainly explained by:

Higher financial income amounting to Ch$ 5,916 million, mainly due to the Ch$ 3,997 million booked in 2016 as a consequence of a renegotiation with YPF and a higher return on fixed income investments amounting to Ch$ 1,640 million.

Lower financial expenses amounting to Ch$ 8,505 million, mainly explained by the maturity of a US$ 200 million Yankee Bond paid by Enel Generación Chile in July 2015 which involved a Ch$ 6,840 million financial expense the previous year.

Lower income related to indexation amounting to Ch$ 2,993 million primarily due to the reduced positive impact of indexation on recoverable taxes for Ch$ 3,850 million, and lower income on hedging derivative contracts for Ch$ 2,831 million, partially offset by lower adjustments of UF denominated debt amounting to Ch$ 3,717 million.

Greater income due to exchange differences amounting to Ch$ 67,146 million, mainly as a consequence of positive exchange differences by Ch$ 47,995 million relating to structured debt with Enel Américas due to lower average debt balance in 2016 and the appreciation of the Chilean peso vs US dollar during the year. There was also a Ch$ 14,404 million higher profit on forward contracts.

• 7 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

Other investments results

The Ch$ 117,148 million positive variation corresponds primarily to the Income originating from the sale of GNL Quintero  S.A. for Ch$ 121,325 million, which took place in September, 2016, partially offset by the sale of Túnel El Melón S.A. for Ch$ 4,207 million in January 2015.

Corporate Taxes

Corporate income tax increased Ch$ 6,561 million mainly due to the better results of 2016, including the extraordinary income from the sale of GNL Quintero, offset by lower exchange differences on investments in foreign related companies accounted for in US dollars (until the date of the division).

Discontinued operations

The Ch$ 331,618 million lower result during 2016 is explained by the division of Empresa Nacional de Electricidad S.A. (currently Enel Generación Chile S.A.) that took place on March 1, 2016. From that date on, the equity interests the Company held in foreign businesses were transferred to the new company Endesa Américas S.A., which merged into Enel Américas S.A. on December 1, 2016.

Consequently, the comprehensive consolidated income statement of Enel Generación Chile as of December 31, 2016, includes only two months of the foreign operations, when compared to the same period of the previous year that included twelve months of operations of those businesses.

2. -Consolidated Balance Sheet Analysis

ASSETS (Million Ch$)	Dec-16	Dec-15	Chg	Chg %

Current Assets	543,372	522,855	20,517	4%
Non-Current Assets	2,856,310	2,866,209	(9,899)	(0.4%)
Discontinued Operations	-	3,889,706	(3,889,706)	100%

TOTAL ASSETS	3,399,682	7,278,770	(3,879,088)	(53%)

Total assets of the Company decreased Ch$ 3,879,088 million as of December 2016, when compared to December 2015, mainly due to:

➢  Current Assets increase Ch$ 20,517 million, equivalent to a 4% rise, mainly as a consequence of:

❖  A Ch$ 77,061 million increase in cash and cash equivalents, mainly due to greater repurchase agreements amounting to Ch$ 46,697 million and time deposits for Ch$ 16,354 million.

• 8 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

❖  A Ch$ 13,860 million increase in related party trade accounts receivables, mainly due the greater balance of trade receivables with Enel Trade S.p.A. of Ch$ 22,301 related to commodity derivative transactions, partly compensated by lower electricity sales accounts receivables with Enel Distribución Chile for Ch$ 9,481 million.

❖  A Ch$ 19,580 million increase in current tax assets, mainly due to greater monthly interim corporate income tax payments and tax credits related to losses for Ch$ 21,627 million.

❖  The above was partially offset by a reduction in trade accounts receivables and other accounts receivables for Ch$ 103,035 million, mainly receivables from sales of energy, tolls and fuels.

➢  Non-Current Assets decreased Ch$ 9,899 million, mainly explained by the following:

❖  A Ch$ 26,978 million decrease in investments accounted for using the equity method mainly due to the sale of GNL Quintero S.A. and the reclassification of the investment in Electrogas S.A. as an asset available for sale. At year-end 2015, the balance of these investments amounted to Ch$ 17,137 million and Ch$ 12,042 million respectively.

❖  A decrease in property, plants and equipment amounting to Ch$ 2,879 million due to the Ch$ 189,259 million new investments during the period and others amounting to Ch$ 3,910 million, mainly explained by dismantling provisions, partly offset by the Ch$ 130,397 million depreciation for the period, the write-off of investments on hydroelectric and thermal projects amounting to Ch$ 34,075 million, an increase in impairment provisions booked for Ch$ 4,056 million related to ERNC projects and the recognition of provisions related to Neltume and Choshuenco project by Ch$ 20,459 million and Ch$ 3,748 million, respectively.

❖  The aforementioned is partially offset by (i) a Ch$ 7,084 million increase in other non-current financial assets, mainly hedging derivatives amounting to Ch$ 6,817 million, and (ii) an Ch$ 8,930 million increase in other non-financial assets, mostly explained by a Ch$ 5,118 million higher spares and raw materials estimated to be used in more than 12 months.

❖  A Ch$ 3,889,706 million reduction, as compared to December 2015, in non-current assets classified as assets for sale or to be distributed to shareholders, due to the lower foreign investment figure that is classified as assets to be distributed to shareholders in December 2015 amounting to Ch$ 3,889,706 million.

• 9 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Dec-16	Dec-15	Chg	Chg %

Current Liabilities	555,777	676,092	(120,315)	(18%)
Non-Current Liabilities	1,114,145	1,207,004	(92,859)	(8%)
Discontinued Operations	-	1,851,784	(1,851,784)	100%
Equity	1,729,760	3,543,890	(1,814,130)	(51%)
Equity attributable to owners of parent	1,700,962	2,648,190	(947,228)	(36%)
Non-controlling	28,798	895,700	(866,902)	(97%)

TOTAL EQUITY AND LIABILITIES	3,399,682	7,278,770	(3,879,088)	(53%)

Total current liabilities and net equity of the Company decreased Ch$ 3,879,088 million as of December, 2016 when compared to December 2015, mainly explained by the following:

➢  Current liabilities decrease Ch$ 120,315 million, which represents a 18% reduction, mainly due to the following:

❖  A Ch$ 136,566 million reduction in accounts payable to related parties mainly due to the loan repayment to Enel Américas amounting to Ch$ 177,747 million, partially offset by an account payable to Enel Chile S.A. amounting to Ch$ 35,694 million.

❖  A Ch$ 19,371 million reduction in trade accounts payable and other accounts payable primarily due to the reduction in energy and fuel suppliers amounting to Ch$ 46,395 million partly offset by the increase in dividends payable amounting to Ch$ 27,072 million.

❖  A Ch$ 9,124 million reduction in other current provisions, primarily fine payments for Ch$ 6,015 million and lower provisions for legal proceedings and contingencies amounting to Ch$ 3,109 million.

❖  The abovementioned is partially offset by a Ch$ 46,973 million increase in current tax liabilities, mainly income tax.

➢  Non-Current Liabilities decrease Ch$ 92,859 million, representing a 7% reduction mainly explained by the following:

❖  A Ch$ 63,181 million decrease in other non-current financial liabilities, mainly due to the lower level of bonds for Ch$ 21,414 million as a consequence of the appreciation of the Chilean peso-US Dollar exchange rate for Ch$ 29,178 million, interest payments for Ch$ 5,417 million, partly offset by the greater UF adjustment for Ch$ 9,104 million; in addition to lower hedging derivative liabilities amounting to Ch$ 38,847 million and financial leasing liabilities for Ch$ 2,919 million.

❖  A Ch$ 32,483 million reduction in deferred tax liabilities mainly due to depreciation amounting to Ch$ 28,640 million.

• 10 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

❖  The aforementioned figures are partially offset by a Ch$ 6,623 million increase in other non-current provisions related to dismantling obligations.

➢  Net equity declined Ch$ 1,814,130 million when compared to December 2015.

❖  The portion attributable to the owners of the controlling shareholder declined Ch$ 947,228 million explained by the reduction of Other comprehensive results for Ch$ 21,700 million, due to the Ch$ 1,154,112 million distribution to shareholders arisen as a consequence of the division of the Company and dividends for Ch$ 189,850 million, partly compensated by the Ch$ 472,558 million profit of the period.

❖  The equity of non-controlling shareholders declined Ch$ 866,902 million primarily explained by the Ch$ 64,983 million reduction of Other comprehensive results and the Ch$ 839,096 million distribution to shareholders, partly offset by the Ch$ 48,874 million profit of the period.

Evolution of Key Financial Ratios

RATIO		Unit	Dec-16	Dec-15	Chg	Chg %

Liquidity	Liquidity	Times	0.98	0.68	0.30	44%
	Acid-test *	Times	0.92	0.63	0.29	46%
	Working capital	Million Ch$	(12,405)	(433,192)	420,787	(97%)
Leverage	Leverage **	Times	0.97	1.05	(0.08)	(8%)
	Short-term debt	%	33.3%	36.2%	(2.9%)	(8%)
	Long-term debt	%	66.7%	63.8%	2.9%	5%
	Financial expenses coverage***	Times	14.22	11.23	2.99	27%
Profitability	Op. income / Op. Revenues	%	26.0%	33.8%	(7.8%)	(23%)
	ROE	%	29.8%	14.7%	15.1%	103%
	ROA	%	15.4%	8.7%	6.6%	76%
* (Current assets - inventories - prepayments)/ current liabilities
** Total debt / (equity + minority interest)
*** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

The ratios for the year 2015 were calculated assuming the discontinuation of operations had not occurred.

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 21,044 million negative net cash flow during the 2016, broken down as follows:

• 11 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

CASH FLOW (Million Ch$)	2016	2015	Chg	Chg %

Net cash flows from (used in) operating activities	559,189	901,214	(342,025)	(38%)
Net cash flows from (used in) investing activities	(60,580)	(488,595)	428,015	(88%)
Net cash flows from (used in) financing activities	(519,653)	(605,785)	86,132	(14%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(21,044)	(193,166)	172,122	(89%)

Operating activities booked a Ch$ 559,189 million positive cash flow, which represents a 38% drop when compared to 2015. This cash flow is mainly comprised by Ch$ 2,374,349 million in payments received for sales of goods and services, offset by Ch$ 1,432,187 million payments made to suppliers of goods and services, tax payments for Ch$ 107,229 million and employee related payments amounting to Ch$ 70,830 million.

As a consequence of the materialization of the division of the Company, the obligation to pay taxes in Peru for a total of approximately 577 million New Soles (Ch$ 116,053 million approx.) were accrued. This tax, which was paid in March 2016, was raised because the Income Tax Law in Peru taxes the transfer of equity interests held by Enel Generación Chile S.A. in Peru, to Endesa Américas S.A. The calculation of the tax to be paid is based on the difference between the sales value and the purchase value of such shareholdings. This payment is included as “Other cash outflows”.

Investment activities booked a Ch$ 60,580 million negative cash flow, mainly related to the acquisition of property, plants and equipment amounting to Ch$ 194,881 million partly offset by the sale of GNL Quintero for Ch$ 132,821 million.

Financing activities recorded a Ch$ 519,653 million negative cash flow.  This cash flow is primarily a consequence of loan and leasing payments amounting to Ch$ 388,613 million, dividend payments for Ch$ 126,719 million and interest payments amounting to Ch$ 76,403 million. These payments were offset by cash inflows amounting to Ch$ 294,759 million received from related and third party loans.

• 12 •

ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

Capex and Depreciation

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	2016	2015	2016	2015

Enel Generación Chile	154,428	230,455	82,213	77,279
Pehuenche	1,092	730	8,665	8,629
Gas Atacama Chile	16,766	1,386	14,773	11,448
Compañía Eléctrica Tarapacá and subsidiaries (1)	-	31,335	24,747	25,981
EASA (Group)	6,592	54,351	-	-
Emgesa	12,329	186,496	-	-
Generandes Peru (Group)	3,673	21,003	-	-

Total Consolidated	194,880	525,755	130,398	123,337

(1)     The merger of Compañía Eléctrica Tarapacá S.A. and Gas Atacama Chile S.A., the continuing entity, became effective on November 1, 2016.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

‒     All business operations and corporate departments operate within the approved limits of each case.

‒     The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Enel Generación Chile S.A. policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

The financial debt structure of the Enel Generación Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

INTEREST RATE	Dec-16	Dec-15
	%	%

Fixed Interest Rate	92%	92%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy. The policy also seeks to refinance debt in the functional currency of each company.

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of December 31, 2016, the Company held swaps for 3 million barrels of Brent to be settled between January and November 2017 and 3.3 million MMBTU of Henry Hub gas to be settled between January and September 2017. As of December 31, 2015, there were swap operations outstanding for 133,000 barrels of Brent.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 18, 19 and appendix 4, respectively.

As of December 31, 2016, the liquidity position of the Enel Generación Chile Group was Ch$ 114,486 million in cash and cash equivalents and Ch$ 342,827 million in long-term committed credit facilities. As of December 31, 2015, the Enel Generación Chile Group’s liquidity was Ch$ 37,425 million in cash and cash equivalents and Ch$ 142,032 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit-rating equivalent to investment grade, wherever possible), with limits set for each entity.

Investment banks selection considers those with investment grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities in Chile and abroad, all transactions taking place with investment-grade entities.

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     US dollar Libor interest rate.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 73,198 million.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit lines, of which one signed in February 2016 was disbursed. Furthermore, these credit lines contain provisions under which certain events other than non-payment, in the Enel Generación Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACION CHILE PRESS RELEASE FINANCIAL STATEMENT As of December 31, 2016

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: March 01, 2017